# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: T ROWE PRICE ETF INC, CIK 0001795351
CUSIP: 87283Q503
Title of class of securities: common stock
Address of issuer's principal executive offices: 1307 POINT STREET, Baltimore, Maryland (MD), 21231
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001352864

## Reporting persons
- Forvis Mazars Wealth Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 1,252; shared voting power 0; sole dispositive power 2,700,185; shared dispositive power 0; aggregate amount beneficially owned 2,700,185 (5.02% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: T ROWE PRICE ETF INC
Address of issuer's principal executive offices:
1307 POINT STREET, Baltimore, MARYLAND
21231

## Item 2. Person Filing
Name of person filing: Forvis Mazars Wealth Advisors, LLC
Address of principal business office or, if none, residence:
910 E. ST. LOUIS ST.
Springfield, Missouri
65806
Citizenship: Forvis Mazars Wealth Advisors, LLC - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,700,185
Percent of class: 5.02
Sole power to vote or to direct the vote: Forvis Mazars Wealth Advisors, LLC - 1,252
Shared power to vote or to direct the vote: Forvis Mazars Wealth Advisors, LLC - 0
Sole power to dispose or to direct the disposition: Forvis Mazars Wealth Advisors, LLC - 2,700,185
Shared power to dispose or to direct the disposition: Forvis Mazars Wealth Advisors, LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Forvis Mazars Wealth Advisors, LLC: Jessica McVeigh, Compliance Manager (05/07/2026)